Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated August 20, 2018

to

Prospectus dated August 20, 2018

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated August 20, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of September 1, 2018;

•	to disclose the calculation of our July 31, 2018 net asset value (“NAV”) per share for all share classes; and

•	to provide an update on the status of our current public offering.

September 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2018 (and repurchases as of August 31, 2018) is as follows:

Transaction Price (per share)
Class S	$25.1202
Class T	$24.9910
Class D	$24.9872
Class M	$25.0924
Class I	$24.5884
Class F*	$24.6000
Class Y*	$24.6013

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The September 1 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2018 NAV per Share

Our adviser calculates NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2018.

The following table provides a breakdown of the major components of our total NAV as of July 31, 2018 (dollar amounts in thousands):

Components of NAV	July 31, 2018
Loans receivable	$207,784
Other assets	5,211
Repurchase agreements payable	(150,446)
Accrued stockholder servicing fees (1)	(77)
Other liabilities	(1,655)

Net asset value	$60,817

Number of outstanding shares	2,471,219

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. We accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to FS Investment Solutions at the time such shares are sold. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2018 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$44	$145	$242	$940	$1,364	$53,333	$4,749	$60,817
Number of outstanding shares	1,751	5,811	9,692	37,456	55,488	2,168,008	193,013	2,471,219

NAV Per Share as of July 31, 2018	$25.1202	$24.9910	$24.9872	$25.0924	$24.5884	$24.6000	$24.6013

Status of our Current Public Offering

As of August 20, 2018, we had issued 3,758 Class S shares, 5,823 Class T shares, 13,692 Class D shares, 278,250 Class M shares and 57,585 Class I shares in our public offering and pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $8,999,276. We are also conducting a private offering of our Class F shares to certain accredited investors and previously conducted a private offering of our Class Y shares to certain accredited investors. As of August 20, 2018, we had issued 2,176,853 of our Class F common stock and 193,013 shares of our Class Y common stock pursuant to our private offerings and pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $58,812,570.